IBERE PHARMACEUTICALS

2005 Market Street, Suite 2030

Philadelphia, PA 19103

February 24, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Todd K. Schiffman

Re: Ibere Pharmaceuticals

Registration Statement on Form S-1

File No. 333-252863

Dear Mr. Schiffman:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned Ibere Pharmaceuticals (the “Company”) respectfully requests that the effective date for the above-referenced Registration Statement be accelerated so that such Registration Statement will be declared effective at 4:00 p.m. Eastern Time on Thursday, February 25, 2021, or as soon thereafter as is practicable, or at such other time as the Company or its outside counsel, Shearman & Sterling LLP, request by telephone that such Registration Statement be declared effective.

Please contact our outside counsel, Carmelo M. Gordian of Shearman & Sterling LLP at (512) 647-1902 as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter. Thank you for your attention to this matter.

Sincerely,

Ibere Pharmaceuticals

/s/ Osagie Imasogie
Osagie Imasogie
Chief Executive Officer

cc:	Carmelo M. Gordian, Shearman & Sterling LLP

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